Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S‑3 (No. 333‑249637) and Form S-8 (Nos. 333‑190854, 333‑152573, and 333‑265658) of Northwest Pipe Company of our report dated March 16, 2023, relating to the consolidated financial statements and schedule of Northwest Pipe Company and Subsidiaries (the “Company”) and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness), appearing in this Annual Report on Form 10‑K of Northwest Pipe Company for the year ended December 31, 2022.

/s/ Moss Adams LLP

Portland, Oregon

March 16, 2023